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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                            (Amendment No. 3)

                    FIRST FEDERAL FINANCIAL BANCORP, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                319988 10 1
                     ----------------------------------
                              (CUSIP Number)

                          DECEMBER 31, 1999
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /X/ Rule 13d-1(b)


                               Page 1 of 6 Pages
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CUSIP NO. 319988 10 1                                          Page 2 of 6 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     First Federal Financial Bancorp, Inc. Employee Stock Ownership Plan
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Ohio
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 Number of Shares             (5) Sole Voting Power
 Beneficially                       36,559
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       14,588
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    36,559
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    14,588
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     51,147
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     9.3%
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(12) Type of Reporting Person (See Instructions)

     EP
-------------------------------------------------------------------------------
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CUSIP NO. 319988 10 1                                          Page 3 of 6 Pages


ITEM 1(a)         NAME OF ISSUER:

                  First Federal Financial Bancorp, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  415 Center Street
                  Ironton, Ohio  45638

ITEM 2(a)         NAME OF PERSON FILING:

                  First Federal Financial Bancorp, Inc. Employee Stock Ownership Plan.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  First Federal Financial Bancorp, Inc.
                  415 Center Street
                  Ironton, Ohio  45638

ITEM 2(c)         CITIZENSHIP:

                  Ohio

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share

ITEM 2(e)         CUSIP NUMBER:

                  319988 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (f) /x/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

ITEM 4.           OWNERSHIP.

                  (a) Amount beneficially owned:

                  51,147
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CUSIP NO. 319988 10 1                                          Page 4 of 6 Pages


                  (b) Percent of class: 9.3%

                  (c) Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote    36,559
                                                                     ------

                  (ii)   Shared power to vote or to direct the vote  14,588
                                                                     ------
                  (iii)  Sole power to dispose or to direct the
                         disposition of                              36,559
                                                                     -------
                  (iv)   Shared power to dispose or to direct the
                         disposition of                              14,588
                                                                     ------

                  The First Federal Financial Bancorp, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the First Federal Financial Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will generally be voted by the ESOP Trustees in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 1999, 14,588 shares had been allocated to participants' accounts and 36,559 shares were unallocated.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable since the reporting entity owns more than 5% of the class.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable since the reporting entity is not a member of a group.
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CUSIP NO. 319988 10 1                                          Page 5 of 6 Pages


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable since the reporting entity is not a member of a group.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP NO. 319988 10 1                                          Page 6 of 6 Pages


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      FIRST FEDERAL FINANCIAL BANCORP, INC.
                      EMPLOYEE STOCK OWNERSHIP PLAN TRUST

February 10, 2000     By: /s/ Thomas D. Phillips
                          -----------------------------------------------
                          Thomas D. Phillips, Trustee

February 10, 2000     By: /s/ Edward R. Rambacher
                          -----------------------------------------------
                          Edward R. Rambacher, Trustee

February 10, 2000     By: /s/ I. Vincent Rice
                          -----------------------------------------------
                          I. Vincent Rice, Trustee